September 26, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (617) 747–3380

Mr. Sean M. Healey
President and Chief Executive Officer
Affiliated Managers Group, Inc.
600 Hale Street
Prides Crossing, Massachusetts 01965

> **Re: Affiliated Managers Group, Inc.**
> **Definitive 14A**
> **Filed on April 27, 2007**
> **File Number 001-13459**

Dear Mr. Healey:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Discussion and Analysis, page 5

1. Your disclosure lacks sufficient analysis underlying the decisions regarding the

amount of compensation awards paid to each named executive officer. Please explain and place in context why you chose to pay each element and why determinations with respect to one element may or may not have influenced the Compensation Committee's decisions with respect to other allocated or contemplated awards. Refer to Item 402(b)(1)(vi) of Regulation S-K. With respect to compensation payable pursuant to your LTIP formula, please consider providing an illustrative example as to how the amount was calculated and why the Compensation Committee exercised its discretion to limit the amount.

2. You state on page 7 that Mr. Healey is involved in Compensation Committee meetings. Please disclose in reasonably complete detail the role of Mr. Healey in your compensation processes and his input during the crafting of compensation packages.

3. We note that you take into account individual performance with respect to performance-based compensation and equity-based compensation awards; however, we see minimal analysis and discussion of the effect individual performance has on compensation awards. Please disclose additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.

4. We note that you discuss targets with respect to Cash Earnings and growth rates; however, we do not see sufficient quantitative discussion of the targets and how they relate to your executive officers' incentive compensation. Please quantify accordingly, concentrating on how you determined the targets and specifying the original targets. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. In addition, you state that the Compensation Committee establishes the Cash Earnings target within the first 90 days of the fiscal year. Please disclose this target.

5. We note your disclosure of your peer group on page 6. Please specify how each element of compensation relates to the data you have analyzed from the

comparator companies, include a discussion of where you target each element of compensation against the peer companies and identify such peer companies. Disclose where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

6. We note your disclosure regarding perquisites on page 11. Please disclose in a footnote your methodology for computing the aggregate incremental cost for perquisites and what you mean by "financial service benefits." Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Post-Termination Compensation and Benefits, page 11

7. Please quantify the estimated payments and benefits, explain the circumstances that trigger payments and discuss how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Please disclose how you arrived at and determined such appropriate levels. Refer to Items 402(b)(1)(v) and 402(j) of Regulation S-K.

Summary Compensation Table, page 13

8. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1. of Commission Release No. 33-8732A. We note disparities in Mr. Healey's compensation as compared to that of other named executive officers. Please discuss how and why Mr. Healey's compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different from the other officers, this should be discussed on an individualized basis.

Director Compensation, page 17

9. Please disclose the executive services that Mr. Nutt provides to the company in exchange for his $500,000 salary.

Director Compensation in Fiscal Year 2006, page 18

10. Please disclose the grant-date fair value of each option award made in 2006. Refer to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel